                                                               Exhibit (a)(1)(A)

                                 COMPANY NOTICE

                                TO THE HOLDERS OF
                            CENTERPOINT ENERGY, INC.
                    2.875% CONVERTIBLE SENIOR NOTES DUE 2024
                     CUSIP NUMBERS: 15189TAK3 AND 15189TAL1*

     Reference is hereby made to the Indenture dated as of May 19, 2003 (the "Original Indenture") by and between CenterPoint Energy, Inc. (the "Company") and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee (the "Trustee"), as amended and supplemented by Supplemental Indenture No. 4 dated as of December 17, 2003 ("Supplemental Indenture No. 4") and Supplemental Indenture No. 5 dated as of December 13, 2004 ("Supplemental Indenture No. 5") (such Original Indenture, as amended and supplemented by Supplemental Indenture No. 4 and Supplemental Indenture No. 5, the "Indenture"), under which the 2.875% Convertible Senior Notes due 2024 of the Company (the "Notes") were issued.

     In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest to the Purchase Date, as defined below (the "Purchase Price"), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the "Offer"). You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. The amount of interest that will be payable with respect to the Notes on the Purchase Date is $14.375 per $1,000 principal amount of the Notes. Any Note purchased by the Company will be paid for in cash. Unless the Company defaults in making payment of the Purchase Price, interest on purchased Notes will cease to accrue on and after the Purchase Date. Holders may surrender their Notes at any time during the period beginning on Thursday, December 14, 2006 and expiring at 5:00 p.m., New York City time, on Friday, January 12, 2007. This Company Notice is being sent pursuant to the provisions of Section 701 of the Indenture. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Indenture.

     To accept the Offer to purchase the Notes and receive payment of the Purchase Price, you must validly surrender the Notes and the enclosed Purchase Notice (the "Purchase Notice") to the Paying Agent (and not have withdrawn such surrendered Notes and the Purchase Notice), before 5:00 p.m., New York City time, on Friday, January 12, 2007. Under the Indenture and the Notes, the purchase date with respect to the offer is Monday, January 15, 2007 (the "Purchase Date"). A Purchase Notice may be withdrawn at any time before 5:00 p.m., New York City time, on Friday, January 12, 2007. The Company will forward to the Paying Agent, before 10:00 a.m., New York City time, on Tuesday, January 16, 2007, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Notes, and the Paying Agent will promptly distribute the cash to the holders. Under the terms of the Indenture, because Monday, January 15, 2007 is not a business day, no interest will accrue for the period from and after the Purchase Date to the payment date of Tuesday, January 16, 2007, which is the next succeeding business day.

     HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY ("DTC") NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

     The Trustee serves as the Paying Agent and the Conversion Agent under the Indenture with respect to the Notes. The address of the Trustee is as follows:

                  Mail:                                Express Delivery:                           Hand Delivery:
                  -----                                -----------------                           --------------
The Bank of New York Trust Company, N.A.   The Bank of New York Trust Company, N.A.   The Bank of New York Trust Company, N.A.
Global Corporate Trust                     Global Corporate Trust                     c/o JPMorgan Chase Bank
P.O. Box 2320                              2001 Bryan Street, 9th Floor               Global Corporate Trust
Dallas, TX 75221-2320                      Dallas, TX 75201                           4 New York Plaza - 1st Floor
                                                                                      New York, NY 10004-2413

Dated: December 14, 2006          THE BANK OF NEW YORK TRUST COMPANY,
                                  NATIONAL ASSOCIATION,
                                  TRUSTEE, on behalf of CenterPoint Energy, Inc.

NOTICE: Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

* These CUSIP Numbers have been assigned to this issue by the CUSIP Service Bureau and are included solely for the convenience of the holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of these CUSIP Numbers, nor is any representation made as to their correctness on the Notes or as indicated in this notice.

                                TABLE OF CONTENTS

SUMMARY TERM SHEET.........................................................    1
IMPORTANT INFORMATION CONCERNING THE OFFER.................................    5
1.  Information Concerning the Company.....................................    5
2.  Information Concerning the Notes.......................................    5
    2.1. The Company's Obligation to Purchase the Notes....................    5
    2.2. Purchase Price....................................................    6
    2.3. Conversion Rights of Notes........................................    6
    2.4. Market for the Notes and the Company's Common Stock...............    7
    2.5. Redemption........................................................    8
    2.6. Fundamental Change................................................    8
    2.7. Ranking...........................................................    8
3.  Procedures to be Followed by Holders Electing to Surrender Notes for
    Purchase...............................................................    9
    3.1. Method of Delivery................................................    9
    3.2. Purchase Notice...................................................    9
    3.3. Delivery of Notes.................................................    9
4.  Right of Withdrawal....................................................   10
5.  Payment for Surrendered Notes..........................................   10
6.  Notes Acquired.........................................................   11
7.  Plans or Proposals of the Company......................................   11
8.  Interests of Directors, Executive Officers and Affiliates of the
    Company in the Notes...................................................   12
9.  Purchases of Notes by the Company and its Affiliates...................   12
10. Material United States Tax Consequences................................   13
11. Additional Information.................................................   14
12. No Solicitation........................................................   15
13. Definitions............................................................   15
14. Conflicts..............................................................   15

     No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder's Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete and those documents contain additional important information.

     -    WHO IS OFFERING TO PURCHASE MY NOTES?

          CenterPoint Energy, Inc., a Texas corporation, is offering to purchase all outstanding 2.875% Convertible Senior Notes due 2024 issued by it that are surrendered for purchase at the option of the holder thereof. As of December 14, 2006, $255 million aggregate principal amount of Notes are outstanding.

     -    WHY IS THE COMPANY MAKING THE OFFER?

          The Company is required to make the offer under the terms of the Indenture and the Notes.

     -    HOW MUCH IS THE COMPANY OFFERING TO PAY?

          Under the terms of the Indenture, the Company will pay, in cash, a Purchase Price of $1,000 per $1,000 principal amount of the Notes plus accrued and unpaid interest to the Purchase Date with respect to any and all Notes validly surrendered for purchase and not withdrawn. The amount of interest that will be payable with respect to the Notes on the Purchase Date is $14.375 per $1,000 principal amount of the Notes.

     -    WHAT IS THE FORM OF PAYMENT?

          The Company is required to pay the Purchase Price in cash under the terms of the Indenture and the Notes.

     -    ARE THE NOTES CONVERTIBLE INTO STOCK?

          Each Note is convertible at any time, at the option of the holder and so long as specified conditions are met, into cash or, at the Company's option, a combination of cash and shares of the Company's common stock, par value $0.01 per share, at a conversion rate of
          79.8969 shares of the Company's common stock per $1,000 principal amount of Notes, which is equivalent to a conversion price of $12.52 per share of the Company's common stock. This conversion rate is subject to adjustment in certain events. As a holder of Notes, you may surrender Notes for conversion at any time prior to maturity, unless they have been previously purchased or redeemed, in the following circumstances:

               - during any calendar quarter if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the conversion price per share of the Company's common stock on such last trading day;

               -    if the Notes have been called for redemption;

               - upon the occurrence of specified corporate transactions described in the Indenture; or

               - during any period in which the credit ratings assigned to the Notes by both Moody's Investors Service, Inc. and Standard & Poor's Ratings Services are lower than Ba2 and BB, respectively, or the Notes are no longer rated by at least one of these rating services or their successors.

          Based on the trading price of the Company's common stock during the current calendar quarter, the Company expects that the Notes will become convertible on January 1, 2007. The Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of Notes converted and the Company's conversion obligation, and, at the Company's option, by delivering cash, shares of the Company's common stock or a combination thereof to the extent that the conversion obligation exceeds the aggregate principal amount of Notes being converted.

     -    HOW CAN I DETERMINE THE MARKET VALUE OF THE NOTES?

          There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Offer.

     -    WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

          The board has not made any recommendation as to whether you should surrender your Notes for purchase. You must make your own decision whether to surrender your Notes for purchase and, if so, the principal amount of Notes to surrender.

     -    WHEN DOES THE OFFER EXPIRE?

          The Offer expires at 5:00 p.m., New York City time, on Friday, January 12, 2007. The Company does not plan to extend the period you have to accept the Offer unless required to do so by Federal securities laws.

     -    WHAT ARE THE CONDITIONS TO THE COMPANY'S PURCHASE OF THE NOTES?

          Provided that the Company's purchase of validly surrendered Notes is not unlawful and no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions.

     -    HOW DO I SURRENDER MY NOTES?

          To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to The Bank of New York Trust Company, National Association, as Paying Agent, no later than 5:00 p.m., New York City time, on Friday, January 12, 2007.

          HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

               - A holder whose Notes are held in certificated form must properly complete and execute the Purchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

               - A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the holder's behalf.

               - A holder who is a DTC participant should surrender its Notes electronically through DTC's Automated Tenders over the Participant Terminal System ("PTS"), subject to the terms and procedures of that system.

     -    IF I SURRENDER, WHEN WILL I RECEIVE PAYMENT FOR MY NOTES?

          The Company will accept for payment all validly surrendered Notes immediately upon expiration of the Offer. The Company will forward to the Paying Agent, before 10:00 a.m., New York City time, on Tuesday, January 16, 2007, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Notes, and the Paying Agent will promptly distribute the cash to the holders. Under the terms of the Indenture, because Monday,

          January 15, 2007 is not a business day, no interest will accrue for the period from and after the Purchase Date (January 15, 2007) to the payment date of Tuesday, January 16, 2007, which is the next succeeding business day.

     -    UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY SURRENDERED NOTES?

          You can withdraw previously surrendered Notes at any time before 5:00 p.m., New York City time, on Friday, January 12, 2007.

     -    HOW DO I WITHDRAW PREVIOUSLY SURRENDERED NOTES?

          To withdraw previously surrendered Notes, you must deliver an executed written notice of withdrawal substantially in the form attached prior to 5:00 p.m., New York City time, on Friday, January 12, 2007. The notice of withdrawal must state:

               -    the principal amount of the withdrawn Notes;

               - if certificated Notes have been issued, the certificate numbers of the withdrawn Notes; and

               - the principal amount, if any, which remains subject to the original Purchase Notice.

          HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

     - DO I NEED TO DO ANYTHING IF I DO NOT WISH TO SURRENDER MY NOTES FOR PURCHASE?

          No. If you do not deliver a properly completed and duly executed Purchase Notice to the Paying Agent or surrender your Notes electronically through DTC's Automated Tenders over the PTS before the expiration of the Offer, the Company will not purchase your Notes pursuant to the Offer and your Notes will remain outstanding subject to their existing terms.

     - IF I CHOOSE TO SURRENDER MY NOTES FOR PURCHASE, DO I HAVE TO SURRENDER ALL OF MY NOTES?

          No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple of $1,000.

     - IF I DO NOT SURRENDER MY NOTES FOR PURCHASE, WILL I CONTINUE TO BE ABLE TO EXERCISE MY CONVERSION RIGHTS?

          Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of Notes into cash or, at the Company's option, a combination of cash and shares of the Company's common stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of Notes converted and the Company's conversion obligation, and, at the Company's option, by delivering cash, shares of the Company's common stock or a combination thereof to the extent that the conversion obligation exceeds the aggregate principal amount of Notes being converted. The current conversion rate of the Notes is 79.8969 shares of the Company's common stock per $1,000 principal amount of Notes, which is equivalent to a conversion price of $12.52 per share of the Company's common stock.

     - IF I AM A U.S. RESIDENT FOR U.S. FEDERAL INCOME TAX PURPOSES, WILL I HAVE TO PAY TAXES IF I SURRENDER MY NOTES FOR PURCHASE IN THE OFFER?

          The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.

     -    WHO IS THE PAYING AGENT?

          The Bank of New York Trust Company, National Association, the trustee for the Notes, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Company Notice.

     -    WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

          Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to Mauri Cowen at The Bank of New York Trust Company, National Association at 713.483.6603.

                   IMPORTANT INFORMATION CONCERNING THE OFFER

1.   INFORMATION CONCERNING THE COMPANY.

     CenterPoint Energy, Inc., a Texas corporation, is offering to purchase its 2.875% Convertible Senior Notes due 2024. The Notes are convertible into cash or, at the Company's option, a combination of cash and shares of the Company's common stock, par value $0.01 per share, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

     The Company is a public utility holding company, created on August 31, 2002 as part of a corporate restructuring of Reliant Energy, Incorporated that implemented certain requirements of the Texas Electric Choice Plan.

     The Company's operating subsidiaries own and operate electric transmission and distribution facilities, natural gas distribution facilities, interstate pipelines and natural gas gathering, processing and treating facilities. From time to time, the Company considers the acquisition or the disposition of assets or businesses. As of the date of this Company Notice, the Company's indirect wholly owned subsidiaries include:

     - CenterPoint Energy Houston Electric, LLC, which engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston; and

     - CenterPoint Energy Resources Corp., which owns gas distribution systems. The operations of its local distribution companies are conducted through two unincorporated divisions: Minnesota Gas and Southern Gas Operations. Through wholly owned subsidiaries, CenterPoint Energy Resources Corp. owns interstate natural gas pipelines and gas gathering systems and provides various ancillary services. Through a wholly owned subsidiary, CenterPoint Energy Resources Corp. also offers variable and fixed-price physical natural gas supplies primarily to commercial and industrial customers and electric and gas utilities.

     The Company's principal executive offices are located at 1111 Louisiana, Houston, Texas 77002 (telephone number: (713) 207-1111). The Company's common stock is listed on the New York Stock Exchange under the symbol "CNP."

2.   INFORMATION CONCERNING THE NOTES.

     The Company issued the Notes under an Indenture dated as of May 19, 2003 by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee, as amended and supplemented by Supplemental Indenture No. 4 dated as of December 17, 2003 and Supplemental Indenture No. 5 dated as of December 13, 2004. The description of the Notes and the Indenture set forth under the caption "Description of the Notes" in the Company's prospectus dated April 30, 2004 are incorporated herein by reference. The description of conversion settlement in such prospectus, to the extent inconsistent, is modified by the description in Section 2.3 below. As of December 14, 2006, $255 million aggregate principal amount of Notes are outstanding.

     2.1. THE COMPANY'S OBLIGATION TO PURCHASE THE NOTES.

     This Offer will expire at 5:00 p.m., New York City time, on Friday, January 12, 2007. The Company does not plan to extend the period holders of Notes have to accept the Offer unless required to do so by Federal securities law. If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes. Under the Indenture, the Company is obligated to purchase on Monday, January 15, 2007 (the "Purchase Date") all Notes validly surrendered for purchase and not withdrawn, at the holder's option, prior to the expiration of the Offer.

     The purchase by the Company of validly surrendered Notes is not subject to any conditions other than (i) the absence of a continuing event of default under the Indenture (other than an event of default that is cured by the payment of the Purchase Price) and (ii) the purchase being lawful.

     If any Notes remain outstanding following expiration of the Offer, the Company will become obligated to purchase the Notes for cash, at the option of the holders, in whole or in part, on January 15, 2012 and January 15, 2017 at a purchase price of $1,000 per $1,000 principal amount of the Notes plus accrued and unpaid interest to the applicable purchase date.

     2.2. PURCHASE PRICE.

     Under the Indenture and the Notes, the Purchase Price that will be paid for the Notes is $1,000 per $1,000 principal amount of the Notes plus accrued and unpaid interest to the Purchase Date. The amount of interest that will be payable with respect to the Notes on the Purchase Date is $14.375 per $1,000 principal amount of the Notes. The Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn prior to the expiration of the Offer. Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

     The Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of the Company's common stock. Accordingly, the Purchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to the potential current market prices of the Notes, to the extent available, and the Company's common stock before making a decision whether to surrender their Notes for purchase.

     None of the Company or its board of directors or employees is making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make its own decision whether to surrender its Notes for purchase and, if so, the principal amount of Notes to surrender based on that holder's assessment of the current market value of the Notes and the Company's common stock and other relevant factors.

     2.3. CONVERSION RIGHTS OF NOTES.

     The Notes are convertible into cash or, at the Company's option, a combination of cash and shares of the Company's common stock. The current conversion rate of the Notes is 79.8969 shares of the Company's common stock per $1,000 principal amount of the Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes, which is equivalent to a conversion price of $12.52 per share of the Company's common stock. A holder may convert fewer than all of such holder's Notes so long as the Notes converted are an integral multiple of $1,000 principal amount of the Notes. The Trustee, whose address appears on the cover of this Purchase Notice, is currently acting as Conversion Agent for the Notes. Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.

     Holders may surrender Notes for conversion prior to stated maturity only in the following circumstances:

     - during any calendar quarter (and only during such calendar quarter) if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the conversion price per share of the Company's common stock on such last trading day;

     -    if the Notes have been called for redemption;

     - upon the occurrence of specified corporate transactions described in the Indenture; or

     - during any period in which the credit ratings assigned to the Notes by both Moody's Investors Service, Inc. and Standard & Poor's Ratings Services are lower than Ba2 and BB, respectively, or the Notes are no longer rated by at least one of these rating services or their successors.

     Based on the trading price of the Company's common stock during the current calendar quarter, the Company expects that the Notes will become convertible on January 1, 2007. Upon conversion, the Company will satisfy its obligations under the Indenture by delivering, at the Company's option, either cash or a combination of cash and shares of the Company's common stock. The Company's conversion obligation will equal the product of:

     - (x) the aggregate principal amount of Notes to be converted by a holder divided by 1,000 multiplied by (y) the conversion rate in effect on the date the holder submits the Notes for conversion and complies with the requirements of the Indenture, and

     - the average of the Last Reported Sale Prices (as defined in the Indenture) of the Company's common stock for the five trading day period commencing on the third trading day following the date the holder submits the Notes for conversion and complies with the requirements of the Indenture (the "Applicable Stock Price").

     The Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of Notes converted and the Company's conversion obligation, and, at the Company's option, by delivering cash, shares of the Company's common stock or a combination thereof to the extent that the conversion obligation exceeds the aggregate principal amount of Notes being converted. The number of shares of the Company's common stock to be delivered, if any, will be equal to the dollar amount of the conversion obligation to be satisfied through delivery of shares divided by the Applicable Stock Price. The Company will deliver cash in lieu of any fractional shares.

     Within two business days following the date the holder submits the Notes for conversion and complies with the requirements of the Indenture, the holder will be notified of the dollar amount of the cash payment to be received. During the two business day period after such notification, the holder may withdraw its conversion request by notice to the Trustee.

     A holder wishing to exercise its conversion right must

     - complete the conversion notice on the back of the Notes and deliver such notice to the Conversion Agent;

     -    surrender the Notes to the Conversion Agent;

     - furnish appropriate endorsements and transfer documents, if required by the Conversion Agent; and

     -    pay any transfer or similar tax, if required.

A form of conversion notice is available from the Conversion Agent.

     If a holder has already delivered a Purchase Notice with respect to a Note, the holder may not surrender that Note for conversion until the holder has validly withdrawn the Purchase Notice before the expiration of the Offer in accordance with the Indenture and as described in Section 4 below.

     2.4. MARKET FOR THE NOTES AND THE COMPANY'S COMMON STOCK.

     There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results and the market for similar securities. The Notes are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the Notes.

     Each Note is convertible at any time, at the option of the holder, into cash or, at the Company's option, a combination of cash and shares of the Company's common stock at a conversion rate of 79.8969 shares of the Company's common stock per $1,000 principal amount, which is equivalent to a conversion price of $12.52 per share of the Company's common stock.. This conversion rate is subject to adjustment in certain events. The Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of Notes converted and the Company's conversion obligation, and, at the Company's option, by delivering cash, shares of the Company's common stock or a combination thereof to the extent that the conversion obligation exceeds the aggregate principal amount of Notes being converted. The Company's common stock is listed on the New York Stock Exchange under the symbol "CNP." The following table sets for the high and low closing prices of the Company's common stock on the NYSE composite tape during the period indicated, as reported by Bloomberg, since January 1, 2004.

                                                     PRICE
                                                ---------------
                                                 HIGH      LOW
                                                ------   ------
2004
First Quarter ...............................   $11.43   $ 9.72
Second Quarter ..............................    11.88    10.25
Third Quarter ...............................    12.21    10.02
Fourth Quarter ..............................    11.34    10.41

2005
First Quarter ...............................    12.61    10.65
Second Quarter ..............................    13.21    11.68
Third Quarter ...............................    15.13    13.04
Fourth Quarter ..............................    14.82    12.65

2006
First Quarter ...............................    13.28    11.92
Second Quarter ..............................    12.50    11.73
Third Quarter ...............................    14.55    12.55
Fourth Quarter (through December 13, 2006) ..    16.38    14.22

     On December 13, 2006, the last reported sales price of the Company's common stock on the NYSE was $16.38 per share. As of October 31, 2006, there were 312,839,095 shares of the Company's common stock outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the Company's common stock before making any decision to surrender your Notes pursuant to the Offer.

     2.5. REDEMPTION.

     Under the terms of the Indenture, on or after January 15, 2007, the Company may redeem the Notes, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest to the redemption date. Based on the current trading price of the Company's common stock, the Company intends to redeem any Notes that remain outstanding after the expiration of the Offer as soon as practicable after the Company may do so under the Indenture and applicable Federal securities laws.

     2.6. FUNDAMENTAL CHANGE.

     If a Fundamental Change (as defined in the Indenture) occurs at any time prior to January 15, 2007, holders may require the Company to purchase their Notes for cash at a purchase price equal to the principal amount plus accrued and unpaid interest to the purchase date.

     2.7. RANKING.

     The Notes are unsecured and unsubordinated obligations of the Company. The Notes rank equal in right of payment with all of the Company's existing and future unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

3.   PROCEDURES TO BE FOLLOWED BY HOLDERS ELECTING TO SURRENDER NOTES FOR
     PURCHASE.

     Holders will not be entitled to receive the Purchase Price for their Notes unless they validly surrender and do not withdraw their Notes before the expiration of the Offer. Only registered holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

     If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the terms of the Notes.

     3.1. METHOD OF DELIVERY.

     The method of delivery of Notes, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC's Participant Terminal System ("PTS"), is at the election and risk of the person surrendering such Notes and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of Friday, January 12, 2007 to permit delivery to the Paying Agent before the expiration of the Offer.

     3.2. PURCHASE NOTICE.

     The Indenture requires that the Purchase Notice contain:

     - if certificated Notes have been issued, the certificate numbers of the Notes;

     - the portion of the principal amount of Notes to be purchased, in integral multiples of $1,000; and

     - that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and the Indenture.

A form of purchase notice is enclosed.

     3.3. DELIVERY OF NOTES.

     Notes in Certificated Form. To receive the Purchase Price, holders of Notes in certificated form must deliver to the Paying Agent the Notes to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, before the expiration of the Offer.

     Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender its Notes and instruct such nominee to surrender the Notes for purchase on the holder's behalf.

     Notes in Global Form. A holder who is a DTC participant may elect to surrender to the Company its beneficial interest in its Notes by:

     - delivering to the Paying Agent's account at DTC through DTC's book-entry system its beneficial interest in the Notes before the expiration of the Offer; and

     - electronically transmitting its acceptance through DTC's PTS, subject to the terms and procedures of that system.

     In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Purchase Notice.

     NOTES AND THE PURCHASE NOTICE MUST BE DELIVERED TO THE PAYING AGENT TO COLLECT PAYMENT. DELIVERY OF DOCUMENTS TO DTC OR THE COMPANY DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC'S TRANSMITTAL PROCEDURES.

4.   RIGHT OF WITHDRAWAL.

     Notes surrendered for purchase may be withdrawn at any time before the expiration of the Offer. In order to withdraw previously surrendered Notes, holders must either comply with DTC's withdrawal procedures or deliver to the Paying Agent an executed written notice of withdrawal substantially in the form attached prior to 5:00 p.m., New York City time, on Friday, January 12, 2007. The notice of withdrawal must state:

     -    the principal amount of the withdrawn Notes;

     - if certificated Notes have been issued, the certificate numbers of the withdrawn Notes; and

     - the principal amount, if any, which remains subject to the original Purchase Notice.

     The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") unless such Notes have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer. Notes withdrawn from the Offer may be resurrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC'S WITHDRAWAL PROCEDURES.

5.   PAYMENT FOR SURRENDERED NOTES.

     The Company will forward to the Paying Agent, before 10:00 a.m., New York City time, on Tuesday, January 16, 2007, the appropriate amount of cash required to pay the total Purchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. Under the terms of the Indenture, no interest will accrue for the period from and after the Purchase Date to the payment date of Tuesday, January 16, 2007, which is the next succeeding business day. Each holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by the Company through DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Purchase Price promptly after such distribution.

     The total amount of funds required by the Company to purchase all of the Notes is approximately $258.7 million (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, the Company intends to either borrow under its $1.2 billion five-year senior unsecured revolving credit facility or issue commercial paper.

     Citibank, N.A. acts as syndication agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch act as co-documentation agents and JPMorgan Chase Bank, N.A. acts as administrative agent with respect to the Company's revolving credit facility. The facility, which matures on March 31, 2011, has a first drawn cost of London Interbank Offered Rate (LIBOR) plus 60 basis points based on the Company's current credit ratings. The current effective annual interest rate on borrowings under the facility is 6.0%. The facility contains covenants, including a debt (excluding transition bonds) to earnings before interest, taxes, depreciation and amortization covenant.

     Under the credit facility, an additional utilization fee of 10 basis points applies to borrowings any time more than 50% of the facility is utilized, and the spread to LIBOR fluctuates based on the Company's credit rating. Borrowings under the facility are subject to customary terms and conditions. However, there is no requirement that the Company make representations prior to borrowings as to the absence of material adverse changes or litigation that could be expected to have a material adverse effect. Borrowings under the credit facility are subject to acceleration upon the occurrence of events of default that the Company considers customary.

     The Company has been issuing unsecured commercial paper notes under its $1.0 billion commercial paper program since June 2005. As of the date of this Company Notice, the Company has no commercial paper outstanding. JPMorgan Chase Bank, N.A. acts as issuing and paying agent with respect to the Company's commercial paper program. Commercial paper notes issued under the Company's commercial paper program will be issued at prevailing market rates consistent with the maturity of such notes and the Company's credit rating, and will have a maturity of up to 364 days from the date of issuance. The Company's commercial paper program is supported by its revolving credit facility described above.

     The Company plans to repay any borrowings under its revolving credit facility or in connection with the issuance of any commercial paper relating to payment of the Purchase Price with proceeds of issuances of securities registered on the Company's shelf registration statement on Form S-3 (File No. 333-116246) under the Securities Act of 1933, as amended.

6.   NOTES ACQUIRED.

     Any Notes that are purchased by the Company pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.   PLANS OR PROPOSALS OF THE COMPANY.

     Except as described in this document, there presently are no plans or proposals that relate to or would result in:

     (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (2) any repurchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

     (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; however, routinely throughout the year, the Governance Committee of the Company's board of directors considers nominating individuals for election to the Company's board of directors, whether at the Company's annual meeting of shareholders, to fill vacancies that may occur or to serve as additions to the Company's board of directors;


     (5) any other material change in the Company's corporate structure or business;

     (6) any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

     (7) any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

     (8) the suspension of the Company's obligation to file reports under
Section 15(d) of the Exchange Act;

     (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

     (10) any changes in the Company's articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.


8. INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY IN THE NOTES.

     To the knowledge of the Company:

     - none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

     - none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Notes;

     -    the Company will not purchase any Notes from such persons; and

     - during the 60 days preceding the Purchase Date, neither the Company nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Notes.

     A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

     Neither the Company nor, to its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the securities of the Company including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

     Certain directors and executive officers of the Company and its affiliates are parties to ordinary course stock option plans and arrangements involving the Company's common stock, as disclosed by the Company before the date of this Company Notice.

9.   PURCHASES OF NOTES BY THE COMPANY AND ITS AFFILIATES.

     Each of the Company and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the Purchase Date. Following that time, if any Notes remain outstanding, the Company and its affiliates may purchase the Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price to be paid pursuant to the Offer. Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of the Company's common stock, the business and financial position of the Company and general economic and market conditions.

     Under the terms of the Indenture, on or after January 15, 2007, the Company may redeem the Notes, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest to the redemption date. Based on the current trading price of the Company's common stock, the Company intends to redeem any Notes that remain outstanding after the expiration of the Offer as soon as practicable after the Company may do so under the Indenture and applicable Federal securities laws.

10.  MATERIAL UNITED STATES TAX CONSEQUENCES.

     The following discussion is a summary of the material U.S. federal income tax considerations relating to the surrender of the Notes for purchase pursuant to the Offer. This discussion does not purport to be a complete analysis of all potential tax effects of the Offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates or former long-term residents, persons holding Notes as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, and partnerships. The tax treatment of a partnership that holds Notes will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Notes pursuant to the Offer. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

     For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Notes that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term "non-U.S. Holder" means a beneficial owner of Notes, other than a partnership, that is not a U.S. Holder as defined above.

     Classification of the Notes. Although the proper treatment is not entirely free from doubt, the Company treats the Notes as indebtedness for United States federal income tax purposes and takes the position that the Notes are subject to the special regulations governing contingent payment debt instruments (the "CPDI regulations"). Pursuant to the terms of the Indenture, the Company and each holder of the Notes have agreed, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI regulations, and the remainder of this discussion assumes that the Notes are so treated. In addition, under the Indenture, each holder will be deemed to have agreed to accrue interest with respect to the Notes as original issue discount for United States federal income tax purposes according to the "noncontingent bond method," set forth in section 1.1275-4(b) of the CPDI regulations, using a comparable yield compounded semiannually and a projected payment schedule determined by us. The application of the CPDI regulations to instruments such as the Notes is uncertain in several respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Holders should consult their tax advisors concerning the tax treatment of disposing of the Notes.

     Sale of Notes Pursuant to the Offer. A U.S. Holder who receives cash in exchange for Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the U.S. Holder's adjusted tax basis in the Notes surrendered. A U.S. holder's adjusted tax basis in a Note will generally be equal to the U.S. holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals required under section 1.1275-4(b) of the CPDI regulations, other than adjustments to reflect a U.S. Holder's purchase of the Notes at a discount or premium, if any, to the adjusted issue price), and decreased by the amount of any projected payments projected to have been made through such date in respect of the Notes to the U.S. holder (without regard to the actual amount paid). Gain recognized upon an exchange of Notes for cash pursuant to the Offer will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of capital losses is subject to limitations. Payments for accrued interest not previously included in income will be treated as ordinary interest income.

     A non-U.S. Holder who receives cash in exchange for Notes pursuant to the Offer generally will not be subject to U.S. federal income tax on the cash received, provided that:

     - the gain is not effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States or, in the case of certain treaty residents, is not attributable to a permanent establishment or a fixed base in the United States,

     - the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company's common stock,

     - the non-U.S. Holder is not a controlled foreign corporation that is related to the Company within the meaning of the Code, and

     - the U.S. payor does not have actual knowledge or reason to know that the holder is a "United States person" (as defined in section 7701(a)(30) of the Code) and either (1) the beneficial owner of the Notes certifies to the applicable payor or its agent, under penalties of perjury, that it is not a United States person and provides its name and address on Internal Revenue Service Form W-8BEN (or a suitable substitute form), or (2) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution ") and holds the Notes, certifies under penalties of perjury that a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy of the form or the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a person other than a United States person in accordance with U.S. Treasury regulations.

     Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Notes for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A U.S. Holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing accrued interest, if the Company has been notified by the Internal Revenue Service that such U.S. Holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such U.S. Holder fails to certify to the Company that such U.S. Holder has not been so notified. U.S. Holders electing to surrender Notes should complete a Substitute Form W-9 and attach it to the Notes being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate on the Substitute Form W-9.

     If a non-U.S. Holder holds Notes through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Notes are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Internal Revenue Service Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to the Offer.

     U.S. federal income tax considerations which are in addition to or different from those just described may apply to holders in special circumstances. The Company recommends that holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Notes for purchase, including the applicability and effect of state, local and non-U.S. tax laws, before surrendering their Notes for purchase.

11.  ADDITIONAL INFORMATION.

     The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials that the Company files with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can obtain information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

     The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition:

     - The Company's Annual Report on Form 10-K for the year ended December 31, 2005;

     - All other reports filed by the Company with the SEC under Sections 13, 14 and 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

     - The description of the Notes and the Indenture under the caption "Description of the Notes" in the Company's prospectus dated April 30, 2004, as modified to the extent inconsistent by the description in
          Section 2.3 of this Company Notice; and

     - The description of the Company's common stock contained in the Company's Current Report on Form 8-K filed September 6, 2002, as thereafter amended from time to time for the purpose of updating, changing or modifying such description.

     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12.  NO SOLICITATION.

     There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. The Bank of New York Trust Company, National Association, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

13.  DEFINITIONS.

     All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.

14.  CONFLICTS.

     In the event of any conflict between this Company Notice and the accompanying Purchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

     NONE OF THE COMPANY OR ITS BOARD OF DIRECTORS OR EMPLOYEES ARE MAKING ANY RECOMMENDATION TO ANY HOLDER AS TO WHETHER TO SURRENDER OR REFRAIN FROM SURRENDERING NOTES FOR PURCHASE PURSUANT TO THIS COMPANY NOTICE. EACH HOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO SURRENDER HIS OR HER NOTES FOR PURCHASE AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES TO SURRENDER BASED ON THEIR OWN ASSESSMENT OF CURRENT MARKET VALUE AND OTHER RELEVANT FACTORS.

                                        CENTERPOINT ENERGY, INC.

                                        December 14, 2006

                                     ANNEX A
                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table presents the name and title of each of the Company's directors and executive officers as of December 14, 2006. The address of each such person is c/o CenterPoint Energy, Inc., 1111 Louisiana, Houston, Texas 77002 (telephone number: (713) 207-1111).

NAME                                                      TITLE
----                                                      -----
Milton Carroll ...............   Chairman of the Board
Donald R. Campbell ...........   Director
John T. Cater ................   Director
Derrill Cody .................   Director
O. Holcombe Crosswell ........   Director
Janiece M. Longoria ..........   Director
Thomas F. Madison ............   Director
Robert T. O'Connell ..........   Director
Michael E. Shannon ...........   Director
Peter S. Wareing .............   Director
David M. McClanahan ..........   President and Chief Executive Officer; Director
Scott E. Rozzell .............   Executive Vice President, General Counsel and Corporate Secretary
Gary L. Whitlock .............   Executive Vice President and Chief Financial Officer
James S. Brian ...............   Senior Vice President and Chief Accounting Officer
Byron R. Kelley ..............   Senior Vice President and Group President,  Pipelines and Field Services
Thomas R. Standish ...........   Senior Vice President and Group President, Regulated Operations